EXHIBIT 99.14

CONSENT OF KRISHNA SINHA

Reference is made to the technical report entitled “Preliminary Economic Assessment for the Cerro Moro Gold-Silver Project, Santa Cruz Province, Argentina” dated March 30, 2012, which contains certain scientific and technical information related to the Cerro Moro property of Extorre Gold Mines Limited (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Extorre Gold Mines Limited, which is being filed with the United States Securities and Exchange Commission.

Dated this April 2, 2012.

/s/ Krishna Sinha
Name: Krishna Sinha, Ph.D., P.E., S.E.